E*TRADE SECURITIES LLC
(SEC I.D. No. 8-44112)

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

****

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of E*TRADE Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statement, on February 1, 2023, FINRA approved the transfer of E*TRADE Securities LLC's ("ETS") customer accounts, assets, and liabilities to Morgan Stanley Smith Barney LLC ("MSSB") (the "Transfer"). MSSB is an indirect wholly owned subsidiary of Morgan Stanley. Subsequently, as of February 24, 2023, the Company's Board of Managers approved the Transfer and subsequent merger of the Company with and into MSSB, which is scheduled to be completed on or about January 1, 2024.

Deloitte : Touche LLP

February 24, 2023

We have served as the Company's auditor since 1994.

E*TRADE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022
(In millions of dollars)

ASSETS		
Cash	$	74
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		613
Financial instruments owned, at fair value		274
Securities purchased under agreements to resell		4,401
Securities borrowed		438
Receivables:		
Customers		12,603
Brokers, dealers and clearing organizations		75
Fees, interest and other		44
Affiliates		3
Goodwill		3,609
Intangible assets (net of accumulated amortization of $375)		2,458
Other assets		23
Total assets	$	24,615
LIABILITIES AND MEMBER'S EQUITY		
Securities loaned	$	2,631
Other secured financings, at fair value		274
Payables:		
Customers		12,298
Brokers, dealers and clearing organizations		99
Interest and dividends		174
Affiliates		185
Other liabilities and accrued expenses		708
Borrowings		94
Total liabilities		16,463
Contingent liabilities (See Note 9)		
Subordinated liabilities		6,000
Member's equity		2,152
Total liabilities and member's equity	$	24,615

See Notes to the Statement of Financial Condition.

1. Introduction and Basis of Presentation

The Company

E*TRADE Securities LLC (the "Company") provides brokerage services primarily to retail customers. The Company offers a comprehensive suite of financial products and services to individual investors, including automated trade order placement of U.S. equities, options, exchange-traded funds, and bonds. The Company also offers a margin lending program to qualifying customers, enabling them to borrow against their securities, and a fully paid lending program, which allows customers to earn income on certain securities held in cash accounts when the Company is permitted to lend their securities. The Company also offers products and services such as sweep deposits, cash management, extended hours trading, quotes, research and advanced planning tools. The Company's customers additionally have access to managed investment portfolios and futures trading capabilities through affiliate relationships. The Company carries security accounts for customers. See the "Glossary of Common Acronyms" for the definition of certain terms and acronyms used throughout the notes to the statement of financial condition.

The Company, a single member limited liability company (LLC), is a broker-dealer registered with the SEC and a member of FINRA, SIPC and various securities exchanges.

The Company is a wholly owned subsidiary of ETCM Holdings, LLC (the "Parent"), which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent").

Basis of Financial Information

The statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill and intangible assets, the outcome of legal and tax matters, deferred tax assets, and other matters that affect its statement of financial condition. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in the statement of financial condition or the notes thereto except for the below.

On February 1, 2023, FINRA approved the transfer of the Company's customer accounts, assets, and liabilities to Morgan Stanley Smith Barney LLC ("MSSB") (the "Transfer"). MSSB is an indirect wholly owned subsidiary of the "Ultimate Parent". Subsequently as of February 24, 2023, the Company's Board of Managers approved the Transfer and subsequent merger of the Company with and into MSSB, which is scheduled to be completed on or about January 1, 2024.

2. Significant Accounting Policies

Cash and Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash represents funds deposited with financial institutions. Cash deposited with clearing organizations or segregated under federal and other regulations or requirements ("restricted cash") includes cash segregated in compliance with federal and other regulations, and initial margin deposited with clearing organizations. At December 31, 2022, total cash and restricted cash of $687 consists of $74 in cash and $613 in restricted cash.

Collateralized Financings

Securities borrowed, Securities purchased under agreements to resell ("reverse repurchase agreements"), Securities loaned and other secured financings are treated as collateralized financings. Reverse repurchase agreements are carried in the statement of financial condition at the amounts of cash paid, plus accrued interest. Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Financial instruments owned and other secured financings are recorded at fair value.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right to net a counterparty's rights and obligations under the agreement and to liquidate and set-off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities purchased or borrowed in connection with reverse repurchase agreements and securities borrowed transactions, respectively, and to receive cash and securities delivered under securities loaned transactions (with rights of rehypothecation).

The Company executes purchases and sales of investment securities on behalf of its customers. Customers may elect to reinvest dividends by purchasing shares through dividend reinvestment programs (DRIPs). These

transactions may result in fractional shares of equity securities held by customers. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860, Transfers and Servicing, and are accounted for as a secured borrowing (repurchase obligation) with the underlying financial assets pledged as collateral. Fractional shares are presented as financial instruments owned (investments in fractional shares held by customers) with a corresponding repurchase obligation recorded in other secured financings (for investments held by customers) in the statement of financial condition.

For information related to offsetting of certain collateralized transactions, see Note 6.

Receivables and Payables – Customers

Receivables from customers primarily include margin loans (net of related customer cash and short sale proceeds). Payables to customers primarily include cash and short sale activity (net of related customer margin loans).

Customers' securities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin loans, are not reflected in the statement of financial condition.

Receivables and Payables – Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily include amounts on unsettled trades and amounts for securities failed to deliver by the Company to the purchaser or failed to receive by the Company from the seller by the settlement date. Receivables and payables arising from unsettled trades are reported on a net basis.

Goodwill and Intangible Assets

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests goodwill for impairment at the reporting unit level, which is at the Company level. For both the annual and interim tests, the Company has the option to either (a) perform a quantitative impairment test or (b) first perform a qualitative assessment to determine whether it is more likely than not that the fair value is less than its carrying amount, in which case the quantitative test would be performed.

When performing a quantitative impairment test, the Company compares the fair value with its carrying amount, including goodwill. If the fair value is less than its carrying amount, the impairment loss is equal to the excess of the carrying value over the fair value, limited by the carrying amount .

The estimated fair value is derived based on valuation techniques the Company believes market participants would use. The estimated fair values are generally determined by utilizing a discounted cash flow methodology.

Goodwill is not amortized. Finite lived intangible assets are amortized over their estimated useful lives and reviewed for impairment on an interim basis when impairment indicators are present.

Fair Value of Financial Instruments

Fair Value Option

The Company has elected the fair value option to measure other secured financings. Please see Note 4 for additional information.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as

follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the

Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Deferred Compensation Plans

Certain current and former employees of the Company participate in the Firm's deferred stock-based and cash-based compensation plans.

Deferred cash-based compensation plans generally provide a return to the plan participants based upon the performance of each participant's referenced investments.

Accounting Development Updates

The FASB has issued certain accounting updates that apply to the Company.

The Company adopted the following

Financial Instruments - Credit Losses

This accounting update eliminates the accounting guidance for Troubled Debt Restructurings ("TDRs") and requires new disclosures regarding certain modifications of financing receivables (i.e., principal forgiveness, interest rate reductions, other-than-insignificant payment delays and term extensions) to borrowers experiencing financial difficulty. The update also requires disclosure of current period gross charge-offs by year of origination for financing receivables measured at amortized cost. The Company has adopted this update on a prospective basis and noted no cash impact on its statement of financial condition upon adoption.

3. Related Party Transactions

The Company enters into transactions with the Ultimate Parent and its consolidated subsidiaries (the "Firm") in order to, among other things, manage risk, facilitate client demand, satisfy regulatory and liquidity requirements, and fund business activities. These transactions include collateralized financings as described in Note 6. The Company also obtains funding and subordinated liabilities from the Parent as described in Note 9.

On January 26, 2022, the Company entered into a $6,000 Subordinated Loan Agreement with the Parent to optimize capital resources in the Company. On the same day, the Company executed a distribution of $6,000 to the Parent.

The Company is a party to deposit sweep agreements with Morgan Stanley Bank, NA ("MSBNA") and Morgan Stanley Private Bank, NA ("MSPBNA"), both bank affiliates. Under these sweep agreements, each bank sources certain deposits from the Company. These deposits are primarily garnered through the Deposit Program whereby certain cash balances are primarily swept into separate money market deposit accounts and demand deposit accounts. The Company receives fees from each bank for the deposits obtained through the Deposit Program. At December 31, 2022, there were no outstanding receivables under this agreement.

MSPBNA issues certain types of loans and lines of credit to clients of the Company and is charged a fee.

The Company has a non-interest bearing deposit account with MSPBNA. This amount is recorded as cash in the statement of financial condition.

The Company has a Master Repurchase Agreement with Morgan Stanley & Co, LLC ("MS&Co"), an affiliated broker-dealer, which allows ETS to execute reverse repurchase agreements with MS&Co. Accordingly, MS&Co agrees to transfer to the Company U.S. government guaranteed securities in exchange for cash. These reverse repurchase agreements are recorded as Securities purchased under agreements to resell in the statement of financial position.

The Company enters into collateralized financings with MS&Co, an affiliated broker-dealer. These balances are included in Securities borrowed and Securities loaned on the statement of financial condition.

The Company has an intercompany service agreement with E*TRADE Futures, LLC ("ETF"), under which the Company provides ETF personnel and technology support.

The Company has various other agreements with affiliates for other activities as described further below, including a Tax Sharing agreement with the Ultimate Parent as described in Note 12. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates in the statement of financial condition.

The Company provides automated order facilitation, custody, account administration and other related services under an agreement with E*TRADE Capital Management, LLC, ("ETCM"), an affiliated company and charges ETCM for these services.

The Company has an agreement with affiliated service entities, Morgan Stanley Service Group, Inc., ("MSSG"), and MS Smith Barney Financing LLC ("MSSBF"). MSSG provides the Company with certain services including infrastructure group support, healthcare and life insurance benefits for the employees of the company, information processing, communications, and occupancy and equipment. MSSBF provides occupancy and equipment services.

The Company and Morgan Stanley Smith Barney, LLC ("MSSB") are party to an intercompany arrangement under which any costs incurred by the Company related to the integration of E*TRADE and Morgan Stanley are charged to MSSB, the beneficiary entity of the integration.

The Company and MSSB are party to an intercompany agreement under which MSSB provides the Company with call center support services.

	At December 31, 2022
Assets and receivables from affiliated companies:	
Cash	$ 60
Restricted Cash	10
Securities purchased under agreements to resell	4,401
Securities borrowed	128
Receivables - Fees, interest and other	1
Receivables - affiliates	3
Liabilities and payables to affiliated companies:	
Securities loaned	$ 2,631
Payable - Interest and dividends	174
Payables - Affiliates	185
Other liabilities and accrued expenses	6
Borrowings	30
Subordinated liabilities	6,000

4. Fair Values
Fair Value Measurement
Assets and Liabilities Measured at Fair Value

	At December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Financial instruments owned: Corporate equities[1]	$ 274	$ —	$ —	$ 274
Liabilities at fair value:				
Other secured financings[2]	$ —	$ 274	$ —	$ 274

1. Represents investments in fractional shares held by customers
2. Repurchase obligation for investments held by customers

Valuation Techniques for Assets and Liabilities Measured at Fair Value

Corporate Equities
Valuation Techniques:
- Exchange-traded equity securities are generally valued based on quoted prices from the exchange.

Valuation Hierarchy Classification:
- Level 1 - actively traded exchange-traded securities.

Other secured financings
Valuation Techniques:
- Other secured financings represent repurchase obligations for investments held by customers.

Valuation Hierarchy Classification:
- Level 2 - classified as Level 2 as the liability is not actively traded in the market.

Financial Instruments Not Measured At Fair Value

| | | At December 31, 2022 | | | |
	Carrying Value	Level 1	Level 2	Level 3	Total
		Fair Value			
Financial Assets					
Cash	$ 74	$ 74	$ —	$ —	$ 74
Restricted cash	613	613	—	—	613
Reverse repurchase agreements	4,401		4,401		4,401
Securities borrowed	438	—	438	—	438
Receivables:					
Customers	12,603	—	12,603	—	12,603
Brokers, dealers and clearing organizations	75	—	75	—	75
Fees, interest and other	44	—	44	—	44
Affiliates	3	—	3	—	3
Financial Liabilities					
Securities loaned	$ 2,631	$ —	$ 2,631	$ —	$ 2,631
Payables:					
Customers	12,298	—	12,298	—	12,298
Brokers, dealers and clearing organizations	99	—	99	—	99
Interest and dividends	174		174		174
Affiliates	185	—	185	—	185
Other liabilities and accrued expenses	55	—	55	—	55
Borrowings	94	—	94	—	94
Subordinated liabilities	6,000	—	5,618	—	5,618

The previous table excludes certain financial instruments such as deferred compensation arrangements.

5. Receivables from Contracts with Customers

Receivables from contracts with customers, which are included across the various types of Receivables balances on the Company's statement of financial condition, arise when the Company has both recorded revenues and has the right per the contract to bill customers. At January 1, 2022 and December 31, 2022, the balance related to Receivables from contracts with customers was $46 and $40, respectively.

6. Collateralized Transactions

The Company enters into reverse repurchase agreements with MS&Co for the exclusive benefit of customers pursuant to SEA Rule 15c3-3; and securities borrowed and securities loaned transactions with MS&Co and other counterparties to, among other things, acquire securities to cover short positions, settle other securities obligations and accommodate customers' needs.

The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest and requests or posts additional collateral, as provided under the applicable agreement to ensure such transactions are adequately collateralized, or that excess collateral is returned.

The risk related to a decline in the market value of collateral pledged or received is managed by setting appropriate market-based margin requirements. Increases in collateral margin calls on securities loaned transactions due to market value declines may be mitigated by increases in collateral margin calls on reverse repurchase agreements and securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

Securities borrowed also includes cash collateral provided to customers for fully paid lending. The fully paid lending program offered by the Company allows customers to earn income on certain securities when they permit the Company to lend these securities.

Offsetting of Collateralized Transactions

	At December 31, 2022				
	Gross Amounts	Amounts Offset	Net Amounts Presented	Amounts Not Offset[1]	Net Amount
Assets:					
Reverse repurchase agreements[2]	$ 4,401	$ —	$ 4,401	$ (4,380)	$ 21
Securities borrowed	438	—	438	(432)	6
Liabilities:					
Securities loaned[3]	2,631	—	2,631	(2,570)	61
Other secured financings, at fair value	274	—	274	(274)	—

1. For presentation purposes, these amounts presented are based on the counterparties under the Company's master securities loan agreements.
2. Reverse repurchase agreements are overnight and open maturity.
3. The company's securities loaned transactions represent equities with an overnight and open maturity.

Fair Value of Collateral Received with Right to Sell or Repledge

	At December 31, 2022
Collateral received with right to sell or repledge	$ 21,826
Collateral that was sold or repledged[1]	$ 4,286

1. Does not include securities segregated under federal and other regulations or requirements.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to collateralize repurchase agreements, securities loaned, and derivatives, as well as for delivery to counterparties to cover short positions held by customers.

As part of the secured borrowing transactions, financial instruments owned, representing fractional shares investments held by the customer, collateralize the related repurchase obligation that is recorded as other secured financings in the statement of financial condition. The repurchase obligation is collateralized by the customer's equity securities.

Customer Margin Lending

The Company provides margin lending arrangements which allow customers to borrow against the value of qualifying securities. Customer receivables representing margin loans are included within Receivables - Customers in the Company's statement of financial condition. Under these agreements, the Company receives collateral, including U.S. Treasury and agency securities, corporate and other debt, and corporate equities. Margin loans are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit terms daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Margin loans are extended on a demand basis and generally are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account and the amount of collateral, as well as an overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk.

Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits its credit exposure in the event of a customer default. The Company may request additional margin collateral from customers, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

7. Goodwill and Intangibles

The Company completed its annual goodwill impairment test as of July 1, 2022. There have been no changes in the carrying amount of the Company's goodwill, which was $3,609 at December 31, 2022. Adverse market or economic events could result in impairment charges in future periods.

8. Borrowings

Borrowings of $94 at December 31, 2022 primarily consist of cash overdrafts as well as unsecured borrowings from the Parent, at variable rates.

The interest rates for the borrowings are in line with the rate of interest that the Firm incurs in funding its business (the "Firm proxy rate").

Borrowings

	Variable Rate At December 31, 2022
Original maturities of one year or less:	
Next 12 months	$ 64
Original maturities greater than one year:	
Due in 2024	30
Total Borrowings	$ 94
Weighted average coupon at period-end	5.75 %
Weighted average stated maturity, in years	1.1

9. Subordinated Liabilities

On January 26, 2022, the Company entered into a $6,000 Subordination Agreement with the Parent.

On November 21, 2022 the Company entered into a $5,000 Subordinated Revolving Credit Agreement with the Parent.

The interest rate for the agreement is in line with the Firm proxy rate.

The maturity date, interest rate and book value of the outstanding balance at December 31, 2022 are as follows:

Subordinated Liabilities	Maturity Date	Interest Rate	Book Value
Subordinated Loan	January 26, 2032	5.75	$ 6,000
Subordinated Revolving Credit Agreement	November 21, 2022	5.75	—
Total			**$ 6,000**

10. Contingencies

Contingencies

Legal

In addition to the matter described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales, trading, financing, prime brokerage, market-making activities, investment banking advisory services, capital market activities, financial products or offerings sponsored, underwritten or sold by the Company, wealth and investment management services, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions, limitations on our ability to conduct certain business, or other relief.

While the Company has identified below any individual proceedings or investigations that the Company believes a material loss to be reasonably possible and reasonably estimate, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or possible and reasonably estimable.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. In addition, even where a loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved before a loss or additional loss, or range of loss or additional range of loss, can be reasonably estimated for a proceeding or investigation, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

For certain other legal proceedings and investigations, the Firm can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued but does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the Firm's statement of financial condition as a whole, other than the matters referred to in the following paragraph.

On November 16, 2019, the Company was named in a putative class action styled Joshua Rupnow v. E*TRADE Securities LLC, which is pending in the United States District Court for the Southern District of New York. The claim alleged that E*TRADE breached its contract with customers by failing to disclose in a timely manner the interest rates charged on short sales of certain Hard to Borrow Securities. The complaint seeks unspecified damages, and certification of a class of plaintiffs. E*TRADE moved to dismiss the complaint pursuant to the Private Securities Litigation Reform Act of 1995. On December 9, 2021, the court denied E*TRADE's motion, and set a date for the filing of an answer. On February 7, 2023, E*TRADE reached a settlement with the class representatives, agreeing to pay $1.4 million in exchange for a class release. The proposed settlement is subject to court review and approval.

11. Risk Management

Risk is an inherent part of the Company's business activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions. The principal risks involved in the Company's business activities include credit, operational, model, compliance, cybersecurity, liquidity, strategic and reputational risk.

The Company's risk management policies and related procedures are aligned with the risk appetite of the Firm.

These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability, and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. Credit Risk includes Country Risk, which is the risk that the events in, or that affect a foreign country (any country other than the U.S.) might adversely affect the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, extending credit to clients through lending commitments; providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; posting margin and/or collateral to clearinghouses, clearing agencies, exchanges, banks, securities firms and other financial counterparties; placing funds on deposit at other financial institutions to support its clearing and settlement obligations; and investing or trading in securities, whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk through margin and other customer securities-based lending transactions, which are collateralized by securities.

The Company establishes practices to evaluate, monitor and control credit risk exposure both within and across its business activities.

The Company's credit risk exposure is actively managed by credit professionals (and the Business Unit's Risk Management, as appropriate) who monitor risk exposures, including margin loans and credit-sensitive, higher risk transactions.

The Company is responsible for ensuring timely and transparent communication of material credit risks, approving certain extensions of credit and escalating of risk concentrations to appropriate senior management.

The Firm is monitoring the war in Ukraine and its impact on both the Ukrainian and Russian economies, as well as related impacts on other world economies and the financial markets. The Company has limited exposure to Russia and Ukraine. The Company will continue to monitor for any exposures associated with Russia and Ukraine, including any impact to its counterparties.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (e.g., fraud, theft, legal and compliance risks, cyber attacks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., providing financial advice) and support and control groups (e.g., information technology and trade processing).

The Company's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and to respond to the changing regulatory and business environment.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making or damage to the Company's reputation. The risk inherent in a model is a function of the materiality, complexity and uncertainty around inputs and assumptions. Model risk is generated from the use of models impacting financial statements, regulatory filings capital adequacy assessments and the formulation of strategy.

Sound model risk management is an integral part of the Company's Risk Management Framework. Model Risk Management (MRM) is a distinct department in Firm Risk

Management responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Ultimate Parent's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/or inappropriate use of models. The tolerance is monitored through model-specific and aggregate business-level assessments, which are based upon qualitative and quantitative factors.

A guiding principle for managing model risk is the "effective challenge" of models. The effective challenge of models is defined as critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective challenge of models, independently validates and approves models for use, annually recertifies models, identifies and tracks remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate Firm-wide model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Generally, the Company incurs liquidity and funding risk as a result of its trading, lending, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events. The Liquidity Risk Department ensures transparency of material liquidity and funding risks, compliance with established risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, the Liquidity Risk Department establishes limits in line with its risk appetite, identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated, monitors and reports risk exposures against metrics and limits, and reviews the methodologies and assumptions underpinning its Liquidity Stress Tests to ensure sufficient liquidity and funding under a range of adverse scenarios.

12. Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes, but has elected to continue to include its allocated amount of current and deferred taxes in the statement of financial condition. As such, the Company has a Tax Sharing Agreement with the Ultimate Parent in order to record its related current and deferred federal, state and local taxes. The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred Tax Assets and Liabilities

	At December 31, 2022	
Gross deferred tax assets:		
Allowance for credit losses and other reserves	$	3
Employee compensation and benefit plans		3
Total deferred tax assets		6
Deferred tax assets valuation allowance		—
Deferred tax assets after valuation allowance	$	6
Gross deferred tax liabilities:		
Intangibles and Goodwill		(561)
Total deferred tax liabilities	$	(561)
Net deferred tax liabilities	$	(555)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The Company's net deferred tax liabilities are included in Other liabilities and accrued expenses within the statement of financial condition.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities.

The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

Rollforward of Unrecognized Tax Benefits.

Balance at December 31, 2021	$	4
Increases based on tax positions related to the current period		2
Decreases based on tax positions related to prior periods		(1)
Balance at December 31, 2022	$	5
Net unrecognized tax benefits[1]	$	4

1. Represents ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	2019
Various States[1]	2013

[1] Major state and local tax jurisdictions include California, Illinois, New York, New York City and Virginia

The Company, through its inclusion in the return of the Ultimate Parent, is routinely under examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states and localities in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on statement of financial condition.

13. Regulatory Requirements

Regulatory Capital

The Company is subject to the Uniform Net Capital Rule (the Rule) under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $0.25 or 2% of aggregate debit balances arising from customer transactions. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Ultimate Parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement. At December 31, 2022, the Company had net capital of $2,496 (18.22% of aggregate debit balances), which exceeded the minimum requirement of $274 by $2,222.

Customer Protection

As a registered U.S. broker-dealer, the Company is subject to the customer protection provisions under SEA Rule 15c3-3, which requires the Company to compute a reserve requirement for customers and deposit cash or securities into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2022, the Company had $3,413 in the special reserve bank account for the exclusive benefit of customers consisting of $39 in cash and $3,374 in qualified U.S. Government securities. These qualified securities were sourced from reverse repurchase agreements in the Company's statement of financial condition.

Glossary of Common Acronyms

ASU	Accounting Standard Update
DRIP	Dividend Reinvestment Programs
ETCM	E*TRADE Capital Management, LLC
ETF	E*TRADE Futures LLC
ETFCS	E*TRADE Financial Corporate Services, Inc.
ETIS	E*TRADE Information Services, LLC
ETS	E*TRADE Securities LLC
FASB	Financial Accounting Standards Board
FINRA	The Financial Industry Regulatory Authority
IRS	Internal Revenue Service
MRM	Model Risk Management
MS&Co.	Morgan Stanley & Co. LLC
MSBNA	Morgan Stanley Bank, N.A
MSDHI	Morgan Stanley Domestic Holdings, Inc.
MSPBNA	Morgan Stanley Private Bank, National Association
MSSB	Morgan Stanley Smith Barney, LLC
MSSBF	MS Smith Barney Financing LLC
MSSG	Morgan Stanley Services Group Inc.
SEA	U.S. Securities and Exchange Act
SEC	U.S. Securities and Exchange Commission
SIPC	Securities Investor Protection Corporation
TDR	Troubled Debt Restructurings
VWAP	Volume-weighted average price
U.S.	United States of America, which includes the District of Columbia, Puerto Rico, and the U.S. territories and in the United States of America
U.S. GAAP	Accounting principles generally accepted in the United States of America
VWAP	Volume-weighted average price